Jack Levy
Partner
(212) 735-8764
jlevy@morrisoncohen.com
October 2, 2009
VIA EDGAR AND FEDERAL EXPRESS
Ms. Kathleen Krebs, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc. Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A Filed on September 25, 2009 File No. 001-33746
Dear Ms. Krebs:
On behalf of TM Entertainment and Media, Inc., a Delaware corporation (“TM”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of a Definitive Schedule 14A for TM (the “Amended Schedule 14A”), including exhibits, in connection with the acquisition by TM of Hong Kong Mandefu Holding Limited (“CME”).
The Amended Schedule 14A incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Theodore S. Green, dated October 1, 2009. For your convenience, we have repeated each comment prior to the response in bold. All references to page numbers in our discussion below each heading are to the pages in the Amended Schedule 14A. The references to page numbers in the headings are to Amendment No. 4 to the Preliminary Schedule 14A filed on September 25, 2009 (the “Original Schedule 14A”).
In addition, attached hereto as Exhibits A and B are copies of supplemental responses we provided to you on September 28 and September 29, respectively, in response to comment No. 1 set forth in the Commission’s letter to Mr. Theodore S. Green, dated September 25, 2009.
General
1.	We note your response to comment four from our letter dated September 25, 2009. As previously requested, please disclose that the ability of TM’s officers, directors, initial stockholder and their affiliates to convert any IPO shares they purchase to help secure approval of the transaction may facilitate the purchase of more shares for this purpose.

We have made the requested change. Please see second page of the cover letter.

The Initial Charter Amendment Proposals, page 7
2.	We note your response to comment ten from our letter dated September 25, 2009. As previously requested, please discuss why you are making the transaction proposal conditioned upon approval of the “Initial Charter Amendment Proposal No. 2.”

We have made the requested change. Please see page 8.
Our working capital will be reduced if our stockholders exercise their tight to convert their shares into cash... page 54
3.	Please expand your disclosure to indicate that the company is not required to deliver any minimum working capital amount at closing.

We have made the requested change. Please see page 54.
CME’s Management’s Discussion and Analysis
Liquidity and Capital Resources, page 152
4.	We note your response to comment 21 from our letter dated September 25, 2009. We also note that your disclosure no longer addresses the “permitted financing.” Please revise your disclosure to reference the “permitted financing” and disclose the amount of such financing. Please also reference the additional $3.8 million in financing the company may obtain prior to or contemporaneously with the closing and the $10 million in promissory notes that will be issued to CME at the closing.

We have made the requested change. Please see page 153.
Should you have any questions regarding the foregoing, please do not hesitate to contact Jack Levy at (212) 735-8764 or Eitan Tabak at (212) 735-8628.
Sincerely,
/s/  Jack Levy
Jack Levy

cc:	Mitchell Nussbaum, Esquire, Counsel, Hong Kong Mandefu Holding Limited Theodore S. Green, Chairman and Co-CEO, TM Entertainment and Media, Inc. Malcolm Bird, Co-CEO, TM Entertainment and Media, Inc.

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EXHIBIT A
Jack Levy
Partner
(212) 735-8764
jlevy@morrisoncohen.com
September 28, 2009
VIA FACSIMILE (703-813-6986)
Ms. Kathleen Krebs, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc. Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed on September 18, 2009 File No. 001-33746
Dear Ms. Krebs:
This letter addresses the first comment in the letter from the Securities and Exchange Commission (the “Commission”) to TM Entertainment and Media, Inc. (“TM” or the “Company”) dated September 25, 2009. We are submitting this on a supplemental basis as discussed in our telephone conversation with you on Friday afternoon, September 25. As you know, the Company is under an extremely tight time schedule to complete the SEC review process and mail its proxy statement and we accordingly appreciate the Commission’s willingness to consider these issues on this urgent basis as we prepare the responses to the other comments and submit a formal filing.
The crux of our position is that a decision to treat the proposed amendments to the Company’s certificate of incorporation as sufficiently significant to cause them to constitute the issuance of new securities which requires the distribution of a registration statement to current TM stockholders does not further any SEC objective or provide any protection to TM’s stockholders.
The proposed amendments to the Company’s certificate of incorporation would accomplish two goals: 1) permit all stockholders, regardless of their vote on the resolution to approve the pending acquisition, to have their shares redeemed; and 2) reduce the stockholder approval required for the pending acquisition to a simple majority from 70%.
1.	The security owned by the stockholders following the vote on the charter amendments are the same securities they currently hold.
The critical question that the SEC analyzes in deciding whether a stockholder is being issued a new security in exchange for the security it currently holds is whether the stockholder is being asked to make a new investment decision. This, in turn, hinges on the question of whether the stockholder is being asked to assume any different or additional economic risks than it faced when purchasing the original security. See Triad Guaranty, August 12, 2005; Seligman New Technology Fund II, February 7, 2002; M/I Schottenstein Home, February 23, 2003.
The original investors in TM common stock and warrants made their investment decision to acquire such securities based on five primary factors:
(i)	the backgrounds and business experience of the initial stockholders and management of the Company and the industry in which the Company proposed to invest;

(ii)	whether any proposed business combination was required to be presented to stockholders for approval;

(iii)	that in order to qualify as an acceptable business combination, the target had to be of a certain size relative to the amount of money raised in the Company’s IPO (the “80% Test”);

(iv)	that the Company would have a limited period to find, present for approval and close the acquisition (in the case of TM, the outside completion date is October 17, 2009); and

(v)	that an investor unwilling to vote for an approved acquisition, or, if an acquisition isn’t approved, all investors, have the ability to receive a substantial portion of the original purchase price of the Company’s securities paid back out of the funds held in the Trust Fund[1].
The two amendments that the Company proposes to adopt do not impact any of the five primary investment factors enumerated above, and, most importantly, do not alter in any respect the economic risks that the stockholders evaluated when considering their initial investment decision. Critically, it is not an alteration of the economic risk to Stockholder A (a hypothetical dissenter on the acquisition proposal) that Stockholder B (a hypothetical approving stockholder)

[1]	The proposed change to the approval requirement does not impact any risk analysis a stockholder may have made at the time of the initial investment decision when purchasing in the initial public offering, nor any expectation that such a stockholder may have had. At the time of the initial public offering and at any time thereafter, other than the 80% Test, there have been no limitations on the nature of the acquisition transaction, i.e., the acquisition could have been structured as a merger, stock exchange, or asset acquisition, and the consideration to be paid could have been stock of the Company, cash or a combination of cash and stock, etc.; there was no limitation or promise of what the corporate or capital structure of the Company would be upon closing of the business combination, including the percentage ownership that the Company’s pre-acquisition stockholders would continue to hold in the Company, the terms of any securities that might be issued to the target or its stockholders, the amount of cash or working capital that would be required to be left in the Company post acquisition, or the amount or terms of additional financing, including debt that the Company could incur, in connection with the acquisition. That is, neither IPO investors nor subsequent purchasers could have had any expectation that 70% of the Trust Fund would be available to fund the Company’s ongoing operations, and therefore such considerations would not have been a factor in such an investor’s investment decision. Accordingly, the elimination of this threshold and granting of other stockholders the right to convert their shares does not change the original investment criteria and does not give rise to a new investment decision may, as a result of the amendment, now also receive a return of its investment, since the actions of Stockholder B do not jeopardize the receipt of payment by Stockholder A.2
Adoption of the amendments, moreover, do not change the decision that TM’s stockholders will make with respect to the proposed business combination. As before, they can choose to remain as stockholders, or to receive payment for their shares. That they will also have the right to payment even if they approve the transaction does not affect their analysis — it is either worth remaining as TM stockholders, or it isn’t. What another stockholder might do does not in any respect affect how any individual stockholder views the value of remaining as a TM stockholder.3
2.	The expanded conversion right is not itself a security.
Under a classic Howey analysis, enabling all stockholders to convert their shares does not create expectation to profit based on the efforts of others. That ability derives from their status as stockholders, not from the right to convert. Their rights as common stockholders in the future operation of the Company remain unchanged. They will still be voting on a transaction that was within the expectation from the original issuance of the securities—a business combination with a target in the entertainment or media sectors of at least a certain size that was found and negotiated by the original stockholders and directors of the Company. The TM stockholders will have the same voting rights (one vote per share as common stock) but will have an enhanced contractual right to terminate their relationship as a stockholder.
3.	No registration statement would, in any event be required.
If, notwithstanding the above discussion, the Commission concludes that the proposed amendments to the Certificate of Incorporation constitutes an offering of securities, the securities being so offered are exempt securities under Rule 3(a)(9) under the Securities Act of 1933, and accordingly are not required to be registered under Section 5 of the ’33 Act. The security would, under such a view, be issued by TM in exchange for existing shares of common stock on a one-for-one basis, without consideration of any type being given, and there are no fees or other commissions or remuneration being paid relating to the issuance of these “new” shares.4

[2]	We note that from a reading of filings for other blank check companies, some companies have proposed changing the industry that the SPAC will invest in, or extending the outside date by which the company must complete an acquisition or reducing or eliminating the 80% Test. TM proposes to do none of these. Rather TM proposes to add an additional right for all stockholders that allows stockholders to elect to convert their shares into the per share Trust Fund value, whether or not they vote for or against the proposed business combination. The Company believes that whatever benefit the 30% limitation provided under the Company’s current Certificate of Incorporation, such benefit would no longer be needed once stockholders are given the right to convert their shares into the Trust Fund value even if they vote for the business combination.

[3]	A stockholder may wish to see the business combination approved and completed even if they decide to convert their common stock into cash because of the warrants that they may own.

[4]	We understand that the Commission may want to argue that the certificate of amendment proposals are all part of one large transaction and thus the “new” security may not meet one or more of the criteria for exemption. We would respectfully point out that it is the Commission’s policy that proposals be “unbundled” and considered separately, even requiring that the two certificate of amendment proposals be considered separately. On this basis we find it

We would note that in another blank check company where a registration statement was declared effective (see Global Consumer Acquisition Corp. S-4, declared effective September 18, 2009), the “new” security maintained the same CUSIP number as the “old” security. This suggests to us that the Commission implicitly recognized that this was a simple change in terms and was at worse an exchange of one share of common stock for another.
4.	No policy considerations are furthered by treating the amendment as a security requiring the distribution of a registration statement.
As a matter of policy and ultimate fairness, we would like to note that the SPAC market has changed significantly over the last couple of years so that almost no investors have opted to continue their investment in a SPAC post the approval of a business combination. The proposed certificate of incorporation amendments allows TM to do directly what the Commission has countenanced previously for other SPACs to do indirectly, namely allowing the SPAC to enter into forward contracts so that a stockholder voting for the business combination can still exercise its rights to be paid its pro rata portion of the trust fund. Given the current market, the only persons hurt by effectively leaving the 30% test in place and prohibiting the expansion of conversion rights are promoters who put real money into the SPAC and will end up losing their money and who are otherwise put at mercy of stockholders who have no real investment risk and thereby have the ability to “hold up” the company for some additional consideration. The hallmark of Section 5 of the Securities Act of 1933 and the rules promulgated thereunder, is of course to protect investors in connection with offers or sales of securities. Even if the proposed amendments would be deemed to constitute an issuance of a new security, we do not believe that the provisions of Section 5 should be applied since a registration statement would not provide a stockholder any information relating to the Company that it does not now have, and the expansion of the conversion right does not, by itself, relate in any way to information about material contracts of CME, the acquisition target, which is the only additional information that TM stockholders would receive in a registration statement. As explained above, no stockholder is being asked to make a new investment decision and no stockholder will be put in a worse economic position as a result of the proposed amendments.
Given the nature of the target and the time frame in which we are operating (the business combination needs to be consummated prior to October 17) it will be virtually impossible for TM to meet all of the requirements of a registration statement and still meet this deadline, and given the nature of the SPAC market, without the changes to the certificate of incorporation, it will be difficult to get the business combination approved. The net effect, of course, is that the TM stockholders will get their pro rata share of the trust funds — which is exactly what the proposed amendments allow them to receive, but which also permits the Company to complete its acquisition. No existing stockholder is prejudiced by the amendments and no stockholder difficult to accept an argument that for some purposes the proposals are separate but for others they need to be considered together. But regardless of whether the amendment resolutions are, for this purpose, to be considered as “bundled” with the Rule 145 transaction affecting the transaction, Section 3(a)(9) is nonetheless fully applicable. (See Preliminary Note to Rule 145, Note 2. — “A reclassification of securities covered by Rule 145 would be exempt from registration pursuant to Section 3(a)(9) or (11) of the Act if the conditions of either of these sections are satisfied.”)

would be benefited or gain added investor protection by requiring the company to register the “new” securities. The ones who in all likelihood lose without the amendments are the stockholders and warrant holders that wish to see the business combination consummated.
Thank you for your consideration. Please feel free to contact my colleague Eitan Tabak (212-735-8628; etabak@marrisoncohen.com) should you wish to discuss this matter on Monday (I will be out of the office for the Jewish holiday) or either of us on Tuesday.

Very truly yours,

Jack Levy

Cc.	Jessica Plowgian Theodore S. Green Malcolm Bird Eitan Tabak

EXHIBIT B
Jack Levy
Partner
(212) 735-8764
jlevy@morrisoncohen.com
September 29, 2009
VIA FACSIMILE (703-813-6986)
Ms. Kathleen Krebs, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc. Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed on September 18, 2009 File No. 001-33746
Dear Ms. Krebs:
This letter is in follow up to our conversation this afternoon in which you inquired in connection with the Section 3(a)(9) analysis made in our letter dated September 28, 2009, as to the role that MacKenzie Partners and Pali Capital would play in the solicitation of proxies relating to TM Entertainment and Media, Inc.’s proposals to amend its Certificate of Incorporation (the “Initial Charter Amendment Proposals”).
We continue to believe that the adoption of the Initial Charter Amendment Proposals does not create a “new” security, is not a “sale” of a new security, and does not materially alter the existing TM common stock, all as set forth in our September 28 letter. The Section 3(a)(9) analysis continues to be an alternative that we believe applies only if the no new security analysis is not accepted.
We have reviewed the Seaman Furniture Company, Inc. No-Action letter (October 10, 1989) and other letter that discuss the restriction on commissions and remuneration in connection with a typical Section 3(a)(9) exchange. We have also reviewed with TM and with each of MacKenzie and Pali, the roles that MacKenzie and Pali expect to play in the solicitation and the limitations that could be imposed on them, and the compensation that they will receive, all in connection with the Initial Charter Amendment Proposals.
First, we wish to note that the Seaman Furniture No-Action letter and the others that we have found all deal with a transaction where the exchange that is the subject of the Section 3(a)(9) exemption constitutes the key transaction being considered. In the TM transactions, the imputed “exchange” resulting from the Initial Charter Amendment Proposals is, at best, peripheral to the issues being presented to the TM stockholders. As such we are not sure that the traditional analysis regarding compensation should apply. That said, we believe that the compensation to be paid to MacKenzie and Pali should not preclude Section 3(a)(9) treatment even under the traditional analysis embodied in Seaman Furniture and the other no action letters that discuss this issue.
MacKenzie has been engaged as TM’s proxy solicitor. In such capacity, MacKenzie will assist in the distribution of the Proxy Statement to TM’s stockholders. MacKenzie may also contact stockholders to inquire whether they have received the Proxy Statement or have any questions regarding the matters discussed in the Proxy Statement. MacKenzie will only provide information that is set forth in the Proxy Statement or otherwise assist stockholders in the mechanics of voting their shares or submitting their shares for conversion. If the Commission determines that the Initial Charter Amendment Proposals in fact create a “new” security and thus TM will need to rely on the Section 3(a)(9) analysis to avoid the necessity of registering the “new” securities, MacKenzie will be instructed that it may not make any recommendations to a stockholder or his advisors regarding acceptance or rejection of the Initial Charter Amendment Proposals and that if asked for such advice by a TM stockholder it will respond that such holder should obtain advice from his own advisers or contact an appropriate officer of TM. In essence, TM anticipates that MacKenzie would function more in the nature of an “information agent.” MacKenzie will be paid a flat fee plus out of pocket disbursements. We note that MacKenzie’s fee has been fixed in connection with this engagement and there has been no increase in fee relating to the Initial Charter Amendment Proposals.
Pali served as one of the lead underwriters of TM’s initial public offering and is also serving as TM’s financial advisor in connection with the acquisition of CME. In this capacity Pali has consulted with and advised TM in connection with the Initial Charter Amendment Proposals based on its knowledge of the SPAC market and current transactions being considered by other companies. It is expected that Pali will also assist in the solicitation of proxies by contacting certain stockholders to make sure that they have a full understanding of the matters discussed in the Proxy Statement with respect to the Initial Charter Amendment Proposals. Pali may also advise TM officers and directors as to responses they may make to stockholders who inquire about the Initial Charter Amendment Proposals. As with MacKenzie, if the Section 3(a)(9) exemption is to be relied on, Pali will also be instructed that it may not make any recommendations to stockholders or their advisors regarding acceptance or rejection of the Initial Charter Amendment Proposals.
We note that Pali in its capacity as financial advisor to TM has advised TM with respect to the proposed CME transaction, although it has not rendered any opinions and its role is fully disclosed in the Proxy Statement. Also as disclosed, Pali will be receiving compensation contingent only on the closing of the CME transaction, but not on the adoption of the Initial Charter Amendment Proposals, both in the form of deferred underwriter commissions and discounts and as TM’s investment advisor (see “Background of the Transaction” in the draft Proxy Statement). No additional consideration will be paid to Pali in connection with its activities relating to solicitation of proxies.
We believe that under these circumstances both Mackenzie and Pali would have purely “administrative” or ‘ministerial” roles with respect to the Initial Charter Amendment Proposals (see Manual of Telephone Interpretations, Securities Act, Question 25) and accordingly the payments to MacKenzie and Pali should not be considered violative of the condition to the

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Section 3(a)(9) exemption that “no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”
Thank you for your consideration. Please feel free to contact me or my colleague Eitan Tabak (212-735-8628; etabak@marrisoncohen.com) should you wish to discuss these matters.

Very truly yours,

Jack Levy

cc.	Jessica Plowgian Theodore S. Green Malcolm Bird Eitan Tabak

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